Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1101
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

December 1, 2020

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Pivotal Investment Corp. II

Amendment No. 1 to Registration Statement on Form S-4

Filed November 12, 2020

File No. 333-249248

Ladies and Gentlemen:

On behalf of Pivotal Investment Corporation II (“Pivotal”), we respond as follows to the Staff’s comment letter, dated November 25, 2020, relating to the above-captioned amended Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended filing of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided Pivotal’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-4 filed November 12, 2020

Sales Restrictions, page 78

1.	We note your response to prior comment 11. Please clarify the number of shares to be held by the “certain” stockholders who have agreed to the restrictions discussed in your disclosure.

In response to the Staff’s comment, Pivotal has updated the disclosure under the subheading “Commitment of Current Stockholders” on page 87 of the Registration Statement as requested to specify the number of shares to be held by XL securityholders who have agreed to be subject to the Lock-Up Agreement.

Securities and Exchange Commission

December 1, 2020

Material U.S. Federal Income Tax Consequences of the Merger, page 92

2.

We note that you intend for the transaction to qualify as a reorganization under Section 368(a) of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

We have revised the disclosure on page 94 of the Registration Statement as requested.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

III. Pro Forma Adjustments, page 119

3.

We note your response to our prior comment 15; however, we do not believe your response fully addresses our concern. As previously requested, please explain to us why the adjustment to remove the loss from debt extinguishment is appropriate and meets the requirements for pro forma presentation under Article 11 of Regulation S-X. In this regard, we note from disclosures provided elsewhere in the filing the loss from extinguishment of debt was due to extensions of debt past original maturity recognized during the nine months ended September 30, 2020. Specifically, please tell us how the adjustment to eliminate the loss from the pro forma statements of operations for the nine months ended September 30, 2020 is directly attributable to the transaction and is expected to have a continuing impact. The loss from extinguishment of debt appears to represent an infrequent or nonrecurring item included in the underlying historical financial statements that are not directly affected by the transaction which should not be eliminated.

We wish to advise the Staff that XL has re-evaluated this matter and has concluded that the loss from extinguishment of debt is not directly affected by the Business Combination. As such, we have revised the disclosure in the Registration Statement to remove the adjustment to add back the loss from extinguishment of debt within the Unaudited Pro Forma Condensed Statements of Operations for Nine Months Ended September 30, 2020.

Securities and Exchange Commission

December 1, 2020

Management’s Discussion and Analysis

Results of Operations

Comparison of Nine Months Ended September 30, 2020 and 2019

Other (Income) Expense, Net, page 173

4.

We note from your disclosure you recognized loss on extinguishment of debt of $1.04 million for the nine months ended September 30, 2020 due to extensions of debt past original maturity. Please explain to us in greater detail the nature, facts and circumstances surrounding the recognition of loss from extinguishment of debt and your consideration of ASC 470-50 in determining the appropriate accounting treatment as it is not apparent from the disclosures provided in the filing.

We have expanded the disclosure in the Registration Statement, in both the footnotes to the Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2020 of XL and within Management’s Discussion and Analysis - Results of Operations of XL for the Nine Months Ended September 30, 2020. The expanded disclosure provides greater detail of the nature, facts and circumstances surrounding the recognition of loss from extinguishment of debt, including disclosure of the key measurements made pursuant to ASC 470-50 in the determination of the appropriate accounting treatment. We have added the following expanded disclosure: “During the nine months ended September 30, 2020, the Company incurred a loss on extinguishment of $1,038,000 in connection with the amendment of $10,000,000 in face value of convertible notes. Specifically, during February of 2020, the Company entered into amendments of the convertible loan agreements with these note holders to extend the maturities to February 2021. The Company computed the discounted cash flows from these convertible notes as of the date of the amendment, both before and after the amendment. The Company determined that there was a greater than 10% change in the present value of these cash flows, and as such, the amendment qualified as an extinguishment. Pursuant to the relevant accounting guidance, the Company recorded a loss on extinguishment of debt of $1,038,000.”

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Jonathan J. Ledecky